Columbian Financial Group Now Processing
340,000 Policies on Sapiens ALIS Policy Administration System

New Jersey – February 25, 2013 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a global provider of innovative insurance software solutions, announced today that Binghamton, New York based Columbian Financial Group (CFG) is now processing over 340,000 policies on the Sapiens ALIS policy administration system.

CFG, a leading provider of Preneed and Final Expense products, originally licensed ALIS in 2008. At that time, the company’s business was distributed across a variety of disparate policy administration systems. With the goal of consolidating the business to a common platform, CFG chose to deploy ALIS. After a series of successful conversions, CFG is now processing over 340,000 policies, including Preneed, Final Expense, Single Premium Whole Life, Universal Life, Fixed Annuities, and Mortgage Term Insurance products. Additional conversations from the remaining systems are currently in progress.

Commenting on the success to date of CFG’s modernization project, Stuart Smith, CFG’s IT Senior Vice President, said, “ALIS has proven to be the industrial strength enterprise level policy administration platform we had been searching for. We have been able to internalize the ALIS conversion tools, helping us to be more self-sufficient and able to conduct the remaining conversions with less reliance on the Sapiens team. Self-sufficiency was a key objective of our project and an important component of our original ALIS evaluation criteria and selection decision.”

“We are pleased to provide CFG our ALIS solution in the North America Market," said Ron Karam, President Sapiens' North American Insurance Division. "As our first customer in the North America market, we appreciate CFG's welcoming our modern and functionally-rich technology platform that enable CFG to self-maintain and to serve as the hub for system consolidation. We take great pride in having CFG as a partner and in their success in realizing the ALIS value proposition.”

About Columbian Financial Group

The Columbian Financial Group of companies, which includes Columbian Mutual Life Insurance Company, Columbian Life Insurance Company, National Safety Life Insurance Company and other affiliated companies within the corporate family, is based in Binghamton, New York. Columbian Mutual, the parent company in the group, this year celebrated its 126th year of providing quality protection to its policyholders. Columbian maintains a solid financial and investment posture and offers consumer-oriented products designed for family and business life insurance needs. For more information please visit the Columbian Financial Group website at www.cfglife.com.

About ALIS

ALIS is an enterprise level policy administration platform serving the Life, Health, Annuity, Worksite and Retirement Services. The system is in production at over 25 clients world-wide. In the US, Sapiens has seven licensed customers and two others who are in the Proof-of-Concept phase.

About Sapiens International

Sapiens International Corporation (NASDAQ and TASE: SPNS), is a global provider of innovative software solutions for the financial services industry, with a focus on insurance. We offer core, end-to-end solutions for the general insurance, property & casualty, life, pension and annuities markets, globally. We have a track record of over 30 years in delivering superior software solutions to more than 100 financial services organizations. Our team operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information please visit Sapiens website at www.sapiens.com.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company's SEC filings.

Contact:
James Carbonara, Regional Vice President	Moshe Shamir, VP Marketing
Hayden IR	Sapiens International
Office: (646)-755-7412	Tel: +972-3-6250951
e-Mail: James@haydenir.com	e-Mail: moshe.shamir@sapiens.com